EXHIBIT 20

                                                  NEWS RELEASE
                                                  NEWS RELEASE
Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870
                                                  NEWS RELEASE

Media Relations:                    Investor Relations:
Roger W. W. Baker                   Daniel A. Conforti
(203)698-5148                       (203)698-5132


                FORTUNE BRANDS REAFFIRMS STRONG EARNINGS OUTLOOK

New York, March 3, 1998 -- Fortune Brands, Inc. (NYSE-FO), the consumer products company, reaffirmed today its strong overall earnings growth outlook. Addressing concerns about the impact of El Nino and the Asian economic situation on its golf business, the Company also noted the continuing excellent outlook for those fast-growing brands.

         Speaking at the Merrill Lynch Global Branded Consumer Products Conference in New York, Fortune Brands Chairman and Chief Executive Officer Thomas C. Hays said, "We expect strong profit growth from the golf brands in the current quarter as well as for the full year."

         He added that, even though the weather in California and Florida has affected golf rounds of play there, "our golf business is benefiting from strong sell-in of new products and tight expense controls. If the poor weather continues, that would obviously have an impact on top-line growth going forward, so we're continuing to keep a tight watch on expenses. The Asian situation has had no significant impact."

         Fortune Brands' golf business is the world leader in that category, anchored by the Titleist, Cobra and FootJoy brands. Last year, sales for the golf brands reached a record $912 million, up 12%, and operating company contribution was a record $138 million, up 10%.

         Hays also reiterated the Company's overall expectation of 13-15% E.P.S. growth in 1998, assuming a satisfactory economic and pricing environment and no further erosion in key foreign currency exchange rates. This is also the Company's long-term E.P.S. growth goal. Last year, pro forma basic and diluted E.P.S. were up 16% to $1.51 and $1.48, respectively.

         Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have powerhouse brands and leading market positions. Home and office products consist of hardware and home improvement brands -- including Moen faucets, Master locks and Aristokraft cabinets sold by units of MasterBrand Industries -- and office products brands -- including ACCO World Corporation's Day-Timer and Swingline. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major distilled spirits brands sold by units of JBB Worldwide, Inc. include Jim Beam and Knob Creek Bourbon, DeKuyper cordials and Whyte & Mackay Scotch.

                                      * * *

         This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

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